UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-49929

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Access National Corporation

(Exact name of registrant as specified in its charter)

c/o Union Bankshares Corporation

1051 East Cary Street, Suite 1200

Richmond, Virginia 23219

(804) 633-5031

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.835 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

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Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

*Effective as of February 1, 2019, pursuant to that certain Agreement and Plan of Reorganization, dated October 4, 2018, as amended on December 7, 2018, between Union Bankshares Corporation (“Union”) and Access National Corporation (“Access”) and a related Plan of Merger, Access merged with and into Union, with Union continuing as the surviving corporation. Accordingly, as of the date hereof, there are no holders of record of common stock of Access.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Union Bankshares Corporation (as successor-by-merger to Access National Corporation) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

UNION BANKSHARES CORPORATION (as successor-by-merger to Access National Corporation)

Date: February 11, 2019	By:	/s/ Robert M. Gorman
	Name:	Robert M. Gorman
	Title:	Executive Vice President and Chief Financial Officer